American Nano Silicon Technologies, Inc.
100 Wall Street 15th Floor
New York, NY 10005

January 25, 2008
VIA EDGAR

Ms. Pamela A. Long
Assistant Director
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549-6010

Re:	American Nano Silicon Technologies, Inc. Request for Withdrawal of Registration Statement on Form 10-SB Filed November 28, 2007 File No. 000-52940
Dear Ms. Long:

American Nano Silicon Technologies, Inc., a California Corporation, (the “Company”) hereby respectfully requests immediate withdrawal of the Company’s Registration Statement on Form 10-SB (File No. 000-52940) (the “Registration Statement”), originally filed with the Securities and Exchange Commission (the “Commission”) on November 28, 2007, together with all exhibits thereto.

The Company is requesting withdrawal in order to prevent the Registration Statement from becoming automatically effective pursuant to Section 12(g)(1) of the Securities Exchange Act of 1934, as amended, as requested by the Commission’s staff in order to allow the staff sufficient time to review current financial statements prior to effectiveness. We intend to promptly re-file a registration statement with the Company’s updated financial statements.

If you have any questions regarding this request for withdrawal, please contact Peter D. Zhou at (212) 232-0120.

Very truly yours,

American Nano Silicon Technologies, Inc.

By:	/s/ Pu Fachun
Pu Fachun Chief Executive Officer